UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

28 February 2003

United Utilities PLC
(Names of Registrants)

Dawson House
Great Sankey, Warrington,
Cheshire, England, WA5 3LW
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F .......x...... Form 40-F ................

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .................. No .........x........

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

......................N/A.......................

________________________________

Press release round up - Contents
Investing in a cleaner environment	January 30, 2003
Water Improvements Powering Ahead	February 27, 2003
Ribble Valley to benefit in £10m scheme	February 12, 2003
£20m boost for Power Network	December 27, 2002

INVESTING IN A CLEANER

ENVIRONMENT .... back

JANUARY 30, 2003

The quality of water running in streams and brooks in Bury is to be improved thanks to a major investment by United Utilities.

The company is pumping £25 million into a new project to help the environment by improving sewer overflows.

Over the next five years United Utilities is committed to improving more than 900 of these overflows across the region, which operate like a "safety valve" for the sewer network during bad weather.

The overflows are only used when there has been heavy rainfall when water from roads and rooftops drains into the sewer network and the overflows release the excess into water courses. This excess wastewater can include sewage litter.

Projects such as this one means that excess wastewater will no longer be discharged into waterways but held in underground chambers.

It is part of the company’s £3 billion water quality and environmental improvement programme between 2000 - 2005, the largest investment of its kind in the country.

Work is due to start on Monday, February 3, and will help improve the Prestwich Clough water course.

The work involves the construction of a new, below-ground chamber at the junction of Hampden Road and Heywood Road.

It will be necessary to close Hampden Road, between St Austells Drive and Heywood Road to traffic while the work is being carried out. Customers have been contacted.

United Utilities’ project manager, David Hart, said: "We are duty bound to reduce the levels of sewage being discharged via overflows into watercourses and we are absolutely committed to doing our bit to help the environment.

"When completed the work will deliver real long-term benefits for the local environment and has been planned to cause minimum disruption in the area. We do apologise to local residents for the disruption the work will cause them, but ask them to bear with us and thank them for their patience."

The work is due to be completed in March 2003.

ends

For further information, please contact the Newsroom: 01925 233023/233986

UUW-0022-01-03-SR

WATER IMPROVEMENTS

POWERING AHEAD... back

FEBRUARY 27, 2003

More than 600,000 householders in Lancashire are set to receive some of "the best tap water in the world" as United Utilities powers ahead with a £38 million investment scheme.

The two-year project, to improve water supplies for people in Preston, South Ribble and the Fylde, is one of the largest engineering schemes ever undertaken by the company.

The latest phase of the project has now started - building a new treated water reservoir at Barnacre and laying 14 km of new pipeline.

The reservoir will hold enough water to meet the daily needs of nearly 65,000 homes while the pipelines will carry untreated water to the Franklaw plant, and then send treated water to the new reservoir.

David Dewar, United Utilities implementation manager, said: "The reason for this work is to maintain water quality to both existing and new, tighter standards. This huge investment programme will ensure that water supplies in this area are some of the best in the world."

Franklaw water treatment works presently operates only during the drier summer months and as a back-up to other water supplies. Work which started in June is now well under way to extend the plant to work full time, all year round - treating up to 220 million litres of water a day to even higher standards.

The new reservoir and pipelines will be constructed in agricultural land but the pipelines will cross a number of minor roads in the Barnacre area.

These include Lodge Road, Smithy Lane, Sandholme Lane, Strickens Lane, Parkhead Lane, Delph Lane, Keepers Lane, Higher Lane and Long Lane.

David added: "Inevitably, there will be construction traffic associated with the work but we will do everything possible to minimise any inconvenience."

The pipelines will also have to negotiate key North-South transport routes including the M6 motorway, the A6, the London to Glasgow train line and the Lancaster Canal.

Disruption is not expected during this phase of the works as the pipelines will be constructed some 26m below ground through two 1.5m diameter bored tunnels.

Meanwhile, the power of the water arriving at the Franklaw plant from the Thirlmere pipeline will be harnessed to generate electricity. New hydro-electricity turbines will be built at the treatment works to generate 1MW of electricity - enough to supply around 1,500 homes.

David added: "Not only will this mean even better water supplies for our customers, but the environment will benefit too as we make the most of the opportunity to generate green energy."

The water will come from the River Wyre and additional supplies will be brought from Thirlmere in the Lake District and Barnacre reservoir. The existing treatment works at Barnacre will be closed.

The project is just part of a £3 billion investment programme across the North West by United Utilities from 2000 to 2005 - representing the largest package of water quality and environmental improvements being carried out in the UK.

Work on the Franklaw project will be completed by Spring 2004.

ends

For further information, please contact Helen Masterton: 01925 233988

RIBBLE VALLEY TO BENEFIT

IN £10 MILLION SCHEME... back

FEBRUARY 12, 2003

Rivers flowing through the Ribble Valley are to be cleaned up as part of a £10 million scheme by United Utilities.

The company is upgrading Hyndburn wastewater treatment works as part of a massive £3 billion package of environmental and water quality projects it is carrying out in the North West.

Work on the Hyndburn scheme is now underway and will involve a major refurbishment of some existing processes and the addition of new treatment units.

The project will enable the works to meet new quality standards for treating water, which will benefit the River Calder, a tributary of the River Ribble will be even cleaner.

United Utilities’ project manager Martin McGrath said: "This is a major scheme which will really benefit the environmental and in particular the fish and wildlife which rely on the rivers."

The Hyndburn works takes wastewater from Accrington, Great Harwood and Padiham in the Ribble Valley, and serves a population of around 110,000.

The scheme, which is due to finish in autumn 2004, will largely be restricted to the area of the works - but residents may be aware of some construction traffic using Mill Lane. Speed restriction signs are in place.

Martin added: "We have done everything possible to minimise disruption. We hope residents will be patient as these major, long-term environmental improvements to the Ribble Valley are extremely worthwhile."

ends

For further information, please contact Paula Wright 01925 233986.

£20 MILLION BOOST

FOR POWER NETWORK... back

DECEMBER 27, 2002

Push-button technology is at the heart of a £20 million investment by United Utilities to reduce faults on weaker parts of the North West’ electricity network.

It is the largest ever automation project by a regional electricity company and when complete, control engineers in Manchester will be able to restore lost power to customers in Cumbria or the Peak District at the touch of a button.

Many of United Utilities’ cables are high altitude, overhead lines supplying customers in rural or remote locations and can be affected by severe weather.

Apart from London, where most cables are underground, the company has the best UK record for restricting the length and frequency of power losses and is trying to claim the top spot.

Engineers and linesmen have begun installing automation and remote control equipment at 2,000 key points on the worst performing high voltage circuits. The first 100 ’ box’ devices will be operating by the New Year.

About half the sites are in Cumbria, which traditionally bears the brunt of the worst winter weather. The rest are evenly divided between Lancashire, Manchester, Cheshire and the Peak area.

In addition, a further 200 devices used by United Utilities for trial purposes remain in place, having proved that the technology works.

The remote control gear operates in tandem with communications equipment that alerts engineers when faults occur, usually during gales and blizzards.

Alan Jones, general manager of United Utilities electricity network improvement, said: "It is amazing that a control engineer in Manchester can push a button to operate a switch at the top of a pole in the Cumbrian mountains or Peak District and restore power to hundreds of properties.

"Previously, someone had to travel miles to the switch, often in snowdrifts or floods or on roads blocked by fallen trees. But the variety of our network demanded that we also develop equipment that will work in a cellar in central Manchester or Carlisle."

Service to some customers has been enhanced already but the major benefits will come in 2003-04. The project is part of United Utilities’ £38 million plan to boost its electricity performance by 30 per cent over two years, while improving efficiency by the same amount.

- ends -

Note to editors: the attached photograph showing United Utilities employees installing remote control equipment is available electronically. This scene, at Kettleshulme, near Macclesfield, Cheshire, is repeated at locations across the region. To obtain it, contact the United Utilities newsroom on 01925 233033 or 233988.

For further information, please contact Stan Goldsmith, 01925 233020 or the United Utilities newsroom, 01925 233033 or 233988.

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United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol "UU".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Utilities PLC

Date: 4 March, 2003

By Paul Davies

Paul Davies

Assistant Group Secretary
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